UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number:  001-33869

Star Bulk Carriers Corp.
(Translation of registrant’s name into English)

7, Fragoklisias Street, 2nd floor, Maroussi 151 25, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

INFORMATION CONTAINED IN THIS FORM 6-K/A REPORT

The information contained in this Report on Form 6-K/A hereby amends and restates in its entirety the information contained in the Report on Form 6-K furnished by Star Bulk Carriers Corp. (the “Company”) to the U.S. Securities and Exchange Commission on November 25, 2008.  The information set forth in this Report on Form 6-K/A contains no material changes to the information included in that Form 6-K.

Attached hereto as Exhibit 1 is an update with respect to the effect of recent developments in the international drybulk shipping industry on the Company’s business.  Attached hereto as Exhibit 2 is the Company’s capitalization table as of September 30, 2008, as adjusted.  Attached hereto as Exhibit 3 is Management’s Discussion and Analysis of Financial Condition and Results of Operation and the unaudited interim condensed consolidated financial statements and related information and data of the Company as of and for the period ended September 30, 2008.

This Report on Form 6-K/A is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-153304) (“Registration Statement”) filed with the U.S. Securities and Exchange Commission on September 2, 2008, as amended.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this document concerning our operations, cash flows and financial condition, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should,” and similar expressions are forward-looking statements.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	our future operating or financial results;

•	economic and political conditions;

•	our pending acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs;

•	competition in the seaborne transportation industry;

•	statements about seaborne transportation trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; and

•	our expectations of the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels’ useful lives.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in law, governmental rules and regulations, or actions taken by regulatory authorities;

•	changes in economic and competitive conditions affecting our business;

•	potential liability from future litigation; and

•	length and number of off-hire periods and dependence on third-party managers.

You should not place undue reliance on forward-looking statements contained in this document, because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this document are qualified in their entirety by the cautionary statements contained in this document. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Exhibit 1

Unless the context otherwise requires, as used in this report, the terms “Company,” “we” “us,” and “our” refer to Star Bulk Carriers Corp. and all of its subsidiaries.  The terms “Star Bulk” and “Star Bulk Carriers Corp.” refer Star Bulk Carriers Corp. and not its subsidiaries.

We use the term deadweight tons, or dwt, in describing the size of vessels. Dwt expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

THE EFFECT OF RECENT DEVELOPMENTS IN THE INTERNATIONAL
DRYBULK SHIPPING INDUSTRY ON OUR BUSINESS

We currently employ our twelve drybulk carriers on medium- to long-term charters, except for the Star Beta, which is currently employed on a short-term time charter.  The average remaining duration of our time charters is two years.  The Baltic Dry Index, or BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Supramax, Panamax, and Capesize drybulk carriers, has fallen over 90% from May 2008 through October 2008 and over 70% in October 2008 alone.  Our current charter agreements are not linked to the BDI.  The steep decline in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China which has resulted in falling iron ore prices and increased stockpiles in Chinese ports.

The general decline in the drybulk carrier market has resulted in lower charter rates for one of our vessels and lower vessel values. Fluctuations in charter rates and vessel values result from changes in the supply and demand for drybulk cargoes carried internationally at sea, including coal, iron, ore, grains and minerals. If the drybulk shipping market is depressed in the future, particularly at times when a charter is expiring and we seek to enter into a renewal or replacement charter, our earnings and available cash flow may decrease. Our ability to re-charter our vessels on the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the drybulk shipping market.  Consistent with drybulk shipping industry practice, we have not independently analyzed the creditworthiness of our existing charterers. Any defaults by our charterers under our current time charter agreements may materially adversely affect our revenues.  In addition, among other things, if vessel values continue to decline, we may not be in compliance with certain provisions of our term loan agreements and we may not be able to refinance our debt or obtain additional financing.

You should review carefully the risk factors and the more detailed information that appears in the registration statement on Form F-3 (File No. 333-153304) (“Registration Statement”) filed with the U.S. Securities and Exchange Commission on September 2, 2008, as amended and the information contained in the documents that we incorporate by reference into the Registration Statement.

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Exhibit 2

CAPITALIZATION

The following table sets forth our consolidated capitalization:

•	on an actual basis, as of September 30, 2008;

•
on an adjusted basis, as of December 1, 2008, to give effect to (i) the loan installment payments of $1.5 million paid in October 2008; (ii) the repurchase of 225,000 shares of our common stock at an aggregate purchase price of $1.2 million; and (iii) the payment of a dividend in the amount of $0.36 per common share based on 54,427,400 shares outstanding as of November 28, 2008, consisting of the payment of the cash portion of the dividend in the amount of approximately $9.8 million, and the issuance of approximately 4,255,095 common shares representing the stock portion of the dividend.

There have been no significant adjustments to our capitalization since December 1, 2008, as so adjusted. You should read this capitalization table together with the sections of this Report on Form 6-K entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited interim condensed consolidated financial statements and related notes appearing elsewhere in this Report on Form 6-K.

(In thousands of U.S. dollars)	Actual	As adjusted(1) (2)

Current portion of long-term debt	44,500	43,000
Total long-term debt, net of current portion	260,500	260,500
Total debt	305,000	303,500

Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized 54,652,400 shares issued and outstanding at September 30, 2008; 58,682,496 shares issued and outstanding as adjusted at September 30, 2008.	546	586
Additional paid-in capital	472,384	479,606
Retained earnings	47,223	28,958
Total stockholders’ equity	520,153	509,150
Total capitalization	825,153	812,650

(1)
The payment of the stock portion of the dividend in respect of the third quarter of 2008 is reflected in the table above based on a share price of $1.99, which was the reported closing price of our common stock on the Nasdaq Global Market on December 1, 2008.

(2)
The management and the directors of the Company have committed to reinvest, through a private placement, the cash portion of their dividend into newly issued shares at the same weighted average price as the share portion of the dividend (the “Dividend Reinvestment”), thereby effectively electing to receive the full amount of their dividend in the form of newly issued shares. The Dividend Reinvestment is not reflected in this capitalization table.

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Exhibit 3
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations of Star Bulk for the nine months ended September 30, 2008. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this document, the Registration Statement, and the documents incorporated by reference into the Registration Statement. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are an international company providing worldwide transportation of drybulk commodities through our vessel-owning subsidiaries for a broad range of customers of major and minor bulk cargoes including iron ore, coal, grain, cement, fertilizer, along worldwide shipping routes. We were incorporated in the Marshall Islands on December 13, 2006 as a wholly-owned subsidiary of Star Maritime Acquisition Corp., or Star Maritime. We merged with Star Maritime on November 30, 2007 and commenced operations on December 3, 2007, which is the date we took delivery of our first vessel.

We currently own and operate a fleet of 12 vessels consisting of four Capesize and eight Supramax drybulk carriers with an average age of 9.5 years and a combined cargo carrying capacity of approximately 1.1 million dwt.

We maintain our principal executive offices at 7, Fragoklisias Street, 2nd floor, Maroussi 151 25, Athens, Greece. Our telephone number at that address is 011 30-210-617-8400.

Factors Affecting Our Results of Operations

We currently charter all of our vessels pursuant to medium- to long-term time charters with terms of approximately one to five years except the Star Beta, which is currently employed on a short-term time charter for a term of two to four months. Under our time charters, the charterer typically pays us a fixed daily charterhire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. Although the vessels in our fleet are primarily employed on medium- to long-term time charters ranging from one to five years, we may employ these and additional vessels under bareboat charters or in drybulk carrier pools in the future.

Star Bulk believes that the important measures for analyzing trends in the results of operations consist of the following:

•
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

•	Ownership days are the total calendar days each vessel in the fleet was owned by Star Bulk for the relevant period.

•
Available days are the total calendar days the vessels were in possession for the relevant period after subtracting for off-hire days with major repairs dry-docking or special or intermediate surveys or transfer of ownership.

•
Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

•	Fleet utilization is calculated by dividing voyage days by ownership days for the relevant period and takes into account the dry-docking periods.

•
Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses) or time charter equivalent revenue or TCE revenue by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. We refer you to the information under the heading “TCE rate and adjusted TCE rate” later in this document for further information regarding our calculation of TCE rate.

The following table reflects our voyage days, ownership days, fleet utilization and TCE rates for the nine months ended September 30, 2008:

(TCE rate in thousands of U.S. dollars)
Nine months Ended
September 30, 2008
Average number of vessels	10.3
Number of vessels	13
Average age of operational fleet (in years) (1)	10.6
Ownership days	2,818
Available days	2,629
Voyage days	2,573
Fleet Utilization	91%
Time charter equivalent rate	63,489

(1) Average age of operational fleet is calculated as of September 30, 2008.

During the nine months ended September 30, 2008, our fleet utilization was significantly affected by the dry-docking and upgrading expenses of the five vessels, Star Beta, Star Iota, Star Theta, Star Delta and Star Alpha which resulted in 190 off-hire days.  Excluding off-hire days due to scheduled dry-dockings, fleet utilization would amount to approximately 98% for third quarter and nine months period ended September 30, 2008, respectively.

TCE rate and adjusted TCE rate

Time Charter Equivalent (TCE)

We report TCE revenues, a non-GAAP measure, because management believes it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure and because management uses TCE revenues in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.  TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because the Company believes that it presents useful information to investors.

The Company excluded amortization of the fair value of below/above market acquired time charters agreements, to derive the adjusted TCE rate.

The following table reflects the calculation of our TCE rates and adjusted TCE rates derived from in the unaudited interim consolidated condensed income statements for the nine month period ended September 30, 2008:

(In thousands of U.S. dollars)
	Three months Ended September 30, 2008	Nine months Ended September 30, 2008

Voyage revenues	65,179	166,100
Voyage expenses	(1,158)	(2,743)
Time Charter equivalent revenues	64,021	163,357

Total voyage days for fleet	1,030	2,573

Time charter equivalent (TCE) rate	62,156	63,489

Voyage revenues	65,179	166,100
Less:
Amortization of fair value of above/below market acquired time charter agreements	(16,892)	(51,811)
Voyage expenses	(1,158)	(2,743)
Adjusted Time Charter equivalent revenues	47,129	111,546

Total voyage days for fleet	1,030	2,573

Adjusted Time charter equivalent (TCE) rate	45,756	43,353

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charterhire, or time charter equivalent, that our vessels earn under period charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market and other factors affecting spot market charter rates for vessels.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees and other miscellaneous expenses. Other factors beyond Star Bulk’s control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages, bunkers and insurance, may also cause these expenses to increase. Technical vessel managers established an operating expense budget for each vessel and perform the day-to-day management of the vessels. Star Bulk Management monitors the performance of each of the technical vessel managers by comparing actual vessel operating expenses with the operating expense budget for each vessel. Star Bulk is responsible for the costs of any deviations from the budgeted amounts.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value.

Vessel Management

We actively manage the deployment of our fleet on time charters, which generally can last up to several years. Currently, all of our vessels are employed on medium- to long-term time charters except the Star Beta, which is currently employed on a short-term time charter for a term of two to four months. A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. We pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, as well as for commissions. We are also responsible for the drydocking costs relating to each vessel.

Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.

As of December 1, 2008, we had 20 employees. Eighteen of our employees, through Star Bulk Management Inc., or Star Bulk Management, are engaged in the day to day management of the vessels in our fleet. Our wholly-owned subsidiary, Star Bulk Management performs operational and technical management services for the vessels in our fleet. Our Chief Executive Officer and our Chief Financial Officer are also the senior management of Star Bulk Management. Star Bulk Management employs such number of additional shore-based executives and employees designed to ensure the efficient performance of its activities.

We reimburse and/or advance funds as necessary to Star Bulk Management in order for it to conduct its activities and discharge its obligations, at cost. We also maintain working capital reserves as may be agreed between Star Bulk and Star Bulk Management from time to time.

Star Bulk Management is responsible for the management of the vessels. Star Bulk Management’s responsibilities include, inter alia, locating, purchasing, financing and selling vessels, deciding on capital expenditures for the vessels, paying vessels’ taxes, negotiating charters for the vessels, managing the mix of various types of charters, developing and managing the relationships with charterers and the operational and technical management of the vessels. Technical management includes maintenance, drydocking, repairs, insurance, regulatory and classification society compliance, arranging for and managing crews, appointing technical consultants and providing technical support.

Management Fees

Star Bulk Management subcontracts the technical and crew management of our vessels to Combine Marine S.A., or Combine, Bernhardt Schulte Shipmanagement Ltd., or Bernhardt, and Union Commercial Inc, or Union.

On July 16, August 11, September 1 and September 17, 2008, we entered into agreements with Bernhardt for the technical management of the Star Sigma, the Star Zeta, the Star Gamma and the Star Ypsilon. Under these agreements we pay Bernhardt an aggregate annual management fee of $110,000 per vessel. These agreements continue indefinitely unless either party terminates an agreement upon three months’ written notice or a certain termination event occurs.

On June 18, 2008, we entered into an agreement with Union for the technical management of the Star Cosmo. Under the agreement, we pay a daily fee of $450, which is reviewed two months before the beginning of each calendar year. The agreement continues indefinitely unless either party terminates the agreement upon two months’ written notice or a certain termination event occurs.

On March 24, 2008, we entered into an agreement with Bernhardt for the technical management of Star Omicron. Under this agreement we pay Bernhardt an aggregate annual management fee of $110,000.

On November 2 and December 5, 2007, we entered into agreements with Bernhardt for the technical management of the Star Alpha, the Star Beta, the Star Delta, the Star Epsilon and the Star Theta and the Star Kappa, respectively. Under these agreements, we pay Bernhardt an aggregate annual management fee of $110,000 per vessel. The agreements continue indefinitely unless either party terminates the agreements upon three months’ written notice or a certain termination event occurs.

Under an agreement dated May 4, 2007, we appointed Combine, a company affiliated with Mr. Tsirigakis, our Chief Executive Officer, Mr. Pappas, the Chairman of our Board and one of our directors and Mr. Christos Anagnostou, a former officer of Star Maritime, as interim manager of the vessels in the initial fleet. Under the agreement, Combine provides interim technical management and associated services, including legal services, to the vessels in exchange for a flat fee of $10,000 per vessel prior to delivery of the initial fleet and at a daily fee of $450 U.S. dollars per vessel during the term of the agreement until such time as the technical management of the vessel is transferred to another technical management company. Combine is entitled to be reimbursed at cost by us for any and all expenses incurred by them in the management of the vessels, but shall provide us the full benefit of all discounts and rebates enjoyed by them. The term of the agreement is for one year from the date of delivery of each vessel. Either party may terminate the agreement upon thirty days’ written notice. During the nine month period ended September 30, 2008, the Star Sigma, the Star Gamma, and the Star Zeta were managed by Combine. As of September 30, 2008, none of Star Bulk’s vessels were managed by Combine.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, legal and accounting expenses.

Interest and Finance Costs

We defer financing fees and expenses incurred upon entering into our credit facility and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Interest income

We earn interest income on our cash deposits with our lenders.  Interest income was $0.9 million for the nine months ended September 30, 2008.

Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Special or Intermediate Survey and Drydocking Costs

Beginning with our first fiscal quarter ended March 31, 2008, we changed our policy for accounting for vessel drydocking costs from the deferral method, under which drydocking costs are deferred and amortized over the estimated period of benefit between drydockings, to the direct expense method, under which we expense all drydocking costs as incurred.

The Company did not incur any drydocking costs prior to the first quarter of 2008; therefore, there was no impact on the Company’s prior consolidated financial statements as a result of the adoption of this change in policy. The Company believes that the new direct expensing method eliminates the significant amount of subjectivity that is needed to determine which costs and activities related to drydocking should be deferred. The first effect of this change in accounting policy, appeared in the Company’s results for the quarter ended March 31, 2008.

Lack of Historical Operating Data for Vessels Before Their Acquisition By Us

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make vessel acquisitions, nor do we believe it would be helpful to potential investors in our stock in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business, which we believe to be in accordance with applicable U.S. GAAP and SEC rules. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. All of the vessels in our current fleet have been acquired with time charters attached, with the exception of the Star Beta, the Star Sigma and the Star Omicron. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer entering into a separate direct agreement (called a “novation agreement”) with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate service agreement between the vessel owner and the charterer.

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we allocate the purchase price of acquired tangible and intangible assets based on their relative fair values. Where we have assumed an existing charter obligation or entered into a time charter with the existing charterer in connection with the purchase of a vessel with the time charter agreement at charter rates that are less than market charter rates, we record a liability, based on the difference between the assumed charter agreement rate and the market charter rate for an equivalent charter agreement. Conversely, where we assume an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel with the charter agreement at charter rates that are above prevailing market charter rates, we record an asset, based on the difference between the market charter rate and the assumed contracted charter rate for an equivalent vessel. This determination is made at the time the vessel is delivered to us, and such assets and liabilities are amortized to revenue over the remaining period of the charter.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	in some cases, obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•	employment and operation of our drybulk vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our drybulk vessels.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel security training and security response plans (ISPS);

•	obtain ISM certification and audit for each vessel within the six months of taking over a vessel;

·	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships (i.e., administration of bank loans and bank accounts);

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	rates and periods of charterhire;

•	levels of vessel operating expenses;

•	depreciation and amortization expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

Off-Balance Sheet Arrangements

As of the date of this document, we do not have any off-balance sheet arrangements.

Results of Operations

Nine months ended September 30, 2008

We began operations in December 2007 and therefore we cannot present a meaningful comparison of our results of operations for the nine month period ended September 30, 2008 with the same period in 2007. During the period from Star Maritime’s inception to the date we commenced operations, the Company was a development stage enterprise in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 7 “Accounting and Reporting By Development Stage Companies.”

Voyage Revenues: Voyage revenues for the nine months ended September 30, 2008 were approximately $166.1 million. This amount includes the amortization of the fair value of below/above market time charters in the amount of $51.8 million, associated with time charters attached to vessels acquired, which are amortized over the remaining period of the time charter as increases to net revenue.

Voyage Expenses: Voyage expenses, which mainly consist of commissions payable to brokers, were approximately $2.7 million for the nine months ended September 30, 2008. Consistent with drybulk industry practice, we pay broker commissions ranging from 1.0% to 2.5% of the total daily charter hire rate of each charter to ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter.

Vessel Operating Expenses: For the nine months ended September 30, 2008, our vessel operating expenses were approximately $19.7 million. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, management fees, tonnage taxes and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

Drydocking Expenses: For the nine months ended September 30, 2008, our drydocking expenses were $7.2 million. During this period four vessels underwent their periodic drydocking survey.

Vessel Impairment Loss: As of September 30, 2008, the vessel Star Iota was classified as an asset held for sale and recorded at the lower of its carrying amount or fair value less cost to sell. The resulting impairment loss of $3.6 million was recorded in the nine months ended September 30, 2008.

General and Administrative Expenses: For the nine months ended September 30, 2008, we incurred approximately $8.1 million of general and administrative expenses. Our general and administrative expenses include the salaries and other related costs of the executive officers and other employees, our office renovation costs and rents, legal and accounting costs, regulatory compliance costs and long-term compensation costs.

Depreciation: We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost of the vessel less its estimated residual value, which is estimated at $200 per lightweight ton, or lwt, at the date of the vessel’s acquisition. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. For nine months ended September 30, 2008, we recorded approximately $35.0 million of vessel depreciation charges.

Interest Expenses and Finance Costs: For the nine months ended September 30, 2008, our interest and finance costs under our term-loan facilities totaled approximately $5.9 million.

Interest Income: Interest income was $0.9 million for the nine months ended September 30, 2008.

Liquidity and Capital Resources

Our principal source of funds has been equity provided by our shareholders, operating cash flow and long-term borrowing. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our drybulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make interest and principal repayments on outstanding loan facilities, and pay dividends.

We believe that our current cash balance and our operating cash flow will be sufficient to meet our current liquidity needs, although the drybulk charter market has sharply declined in the past two months and our results of operations may be adversely affected if market conditions do not improve. We expect to rely upon operating cash flow, additional long-term borrowing, and future equity financing to implement our growth plan and meet our liquidity requirements going forward.

Our practice has been to acquire drybulk carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our drybulk carriers. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk carriers and the selective sale of older drybulk carriers. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms.

Our short-term liquidity requirements relate to servicing our debt, payment of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows and paying cash dividends. Sources of short-term liquidity include our revenues earned from our charters.

Our medium- and long-term liquidity requirements include funding the equity portion of investments in new or additional vessels and repayment of long-term debt balances. Sources of funding our long-term liquidity requirements include new loans or equity issues or vessel sales. As of December 1, 2008, we had outstanding borrowings of $303.5 million, which is the maximum amount permitted under our current credit facilities. If the current conditions in the credit market continue, we may not be able to refinance our existing credit facilities or secure new credit facilities at all or on terms agreeable to us.

As of September 30, 2008 and December 31, 2007, we had available liquidity of $17.9 million ($4.9 million of which was cash and cash equivalents and $13.0 million which was classified as restricted due to minimum liquidity covenants contained in our loan agreements) and $19.0 million, respectively.

Prior to December 31, 2007, we paid no dividends to our shareholders. On February 14, April 16, and July 29, 2008, the Company declared dividends amounting to approximately $4.6 million ($0.10 per share, paid on February 28, 2008 to the shareholders of record on February 25, 2008), approximately $18.8 million ($0.35 per share, paid on May 23, 2008 to the shareholders of record on May 16, 2008), and approximately $19.4 million ($0.35 per share, paid on August 18, 2008 to the shareholders of record on August 8, 2008), respectively. On November 17, 2008, the Company declared a cash and stock dividend on its common stock totaling $0.36 per common share consisting of a cash portion in the amount of $0.18 per share with the remaining half of the dividend payable in the form of 4,255,095 newly issued common shares.  The number of shares to be issued as the stock portion of the dividend is based on the volume weighted average price of Star Bulk’s common shares on the Nasdaq Global Market during the five trading days before November 25, 2008 which was $2.30 per share. The dividend will be payable on or about December 5, 2008 to stockholders of record on November 28, 2008.  Management and directors have committed to reinvest the cash portion of their dividend into newly issued shares in a private placement at the same weighted average price, thereby electing to effectively receive the full amount of their dividend in the form of newly issued shares.

Cash Flows

Nine months ended September 30, 2008

The following table presents cash flow information for the nine months ended September 30, 2008. The information was derived from the unaudited interim condensed consolidated statements of cash flows of Star Bulk and is expressed in thousands of U.S. Dollars.

Net cash provided by operating activities	$83,692
Net cash used in investing activities	(440,789)
Net cash provided by financing activities	343,006
Decrease in cash and cash equivalents	(14,091)
Cash and cash equivalents beginning of period	18,985
Cash and cash equivalents end of period	$4,894

Cash from operating activities is mainly composed of revenues generated under our time charters.

Net cash used in investing activities was $440.8 million of which $413.4 million represented amounts paid for our initial fleet, the respective purchases of additional vessels, $14.4 million represented amounts attributable to the fair value of above market time charters and a $13.0 million increase in restricted cash due to loan covenants.

Net cash provided by financing activities was $343.0 million for the period ended September 30, 2008 representing $120.0 million from borrowings under our Commerzbank AG loan facility, $197.5 million from borrowings under our Piraeus Bank A.E. term loan facilities and $94.2 million received from the exercise of warrants, offset mainly by $42.8 million of cash dividends paid, $12.5 million of repayments under our loan agreements and payments of $11.7 million in connection with the Company’s repurchase of its common stock and warrants.

Senior Secured Credit Facilities

As of December 1, 2008, we had total indebtedness of $303.5 million, which is the maximum amount available under our three senior secured credit facilities.

Commerzbank AG

On December 27, 2007, we entered into a term loan agreement with Commerzbank AG in the amount of $120.0 million to partially finance the Star Gamma, the Star Delta, the Star Epsilon, the Star Zeta, and the Star Theta, which also provide the security for this loan agreement.  Upon signing the term loan facility agreement we committed to paying a management fee of 0.5% of the loan amount and a commitment fee of 0.35% per annum payable quarterly in arrears over the committed but un-drawn portion of the loan.

Under the terms of this term loan facility, the repayment of $120.0 million which is the maximum amount we are able to borrow, is over a nine year term and divided into two tranches.  The first tranche incorporates up to the first $50.0 million that is borrowed and is repayable in twenty-eight consecutive quarterly installments commencing twenty-seven months after our initial borrowings but no later than March 31, 2010: (i) the first four installments amount to $2.25 million each, (ii) the next thirteen installments amount to $1.0 million each and (iii) the remaining eleven installments amount to $1.3 million each and a final balloon payment of $13.7 million payable together with the last installment.  The second tranche incorporates the balance of the loan up to the full amount of $120.0 million.  The balance of our borrowings is repayable in twenty-eight consecutive quarterly installments commencing twenty-seven months after draw down but no later than March 31, 2010:  (i) the first four installments amount to $4.0 million each and (ii) the remaining twenty-four installments amount to $1.75 million each and a final balloon payment of $12.0 million payable together with the last installment.  Should any tranche not be drawn down with the maximum amount specified above, the repayment installments are reduced in the inverse order of maturity.  Our term loan bears interest at LIBOR plus a margin at a minimum of 0.8% to a maximum of 1.25% depending on whether our aggregate drawdown ranges from 60% up to 75% of the aggregate market value of our initial fleet.

Our term loan agreement with Commerzbank AG contains financial covenants, including requirements to maintain (i) a minimum liquidity of $1.0 million per vessel, (ii) the market value adjusted equity ratio shall not be less than 25%, as defined therein and (iii) an aggregate market value of the vessels pledged as security under this loan agreement not less than (a) 125% of the then outstanding borrowings for the first three years and (b) 135% of the then outstanding borrowings thereafter.

As of December 1, 2008, we had outstanding borrowings of $120.0 million, which is the maximum amount of borrowings permitted under this loan facility.

Piraeus Bank A.E. Loan Facility dated April 14, 2008, as amended

On April 14, 2008, we entered into a term loan agreement with Piraeus Bank A.E. which was subsequently amended on April 17, 2008 and September 18, 2008.  Under the amended terms, the agreement provides for a term loan of $150.0 million to partially finance the acquisition of the Star Omicron, the Star Sigma and Star Ypsilon and to provide additional liquidity to the Company.  This loan agreement is secured by the Star Omicron, the Star Beta, and the Star Sigma.  Upon signing the term loan facility agreement we committed to paying a management fee of 0.5% of the loan amount and a commitment fee of 0.25% per annum payable quarterly in arrears over the committed but un-drawn portion of the loan.

Under the terms of this term loan facility, the repayment of $150.0 million (a) begins three months after we draw down $69.0 million under this facility to partially finance the Star Ypsilon and (b) is divided into 24 consecutive quarterly installments: (i) the first installment amounts to $7.0 million, (ii) the second through fifth installments amount to $10.5 million each, (iii) the sixth to eighth installments amount to $8.8 million each, (iv) the ninth through fourteenth installments amount to $4.4 million each, (v) the fifteenth through twenty-fourth installments amount to $2.7 million each, and a final balloon payment in the amount of $21.2 million.  The term of this loan facility is six years.  Our term loan bears interest at LIBOR plus a margin of 1.3%.

As of December 1, 2008, we had outstanding borrowings of $150.0 million, which is the maximum amount of borrowings permitted under this loan facility.

Piraeus Bank A.E. Loan Facility dated July 1, 2008

On July 1, 2008, we entered into a term loan agreement with Piraeus Bank A.E. in the amount of $35.0 million to partially finance the acquisition of the Star Cosmo.  Upon signing the term loan facility agreement we committed to pay a non refundable arrangement fee of 0.4% of the facility amount.

Under the terms of this term loan facility, the repayment of $35.0 million (a) begins three months after we draw down the full amount but no later than July 30, 2008 and (b) is divided into 24 consecutive quarterly installments: (i) the first through fourth installments amounts to $1.5 million, (ii) the fifth through eighth installments amount to $1.3 million each, (iii) the ninth to twelfth installments amount to $0.9 million each, (iv) the thirteenth through twenty-fourth installments amount to $0.5 million each of and a final balloon payment in the amount of $14.5 million.  The term of this loan facility is six years.  Our term loan bears interest at LIBOR plus a margin of 1.325%.

Our term loan agreements with Piraeus Bank A.E. contain financial covenants, including requirements to maintain (i) a minimum liquidity of $0.5 million per vessel, (ii) the total indebtedness of the borrower over the market value of all vessels owned shall not be greater than 0.6 to 1.0, (iii) the interest coverage ratio shall not be less than 2.0 to 1.0 and (iv) an aggregate market value of the vessels pledged as security under this loan agreement not less than (a) 125% of the then outstanding borrowings for the first three years and (b) 135% of the then outstanding borrowings thereafter.

As of December 1, 2008, we had outstanding borrowings of $33.5 million, which is the maximum amount of borrowings permitted under this loan facility.

Fleet developments

Vessel sale

On April 24, 2008, the Company entered into an agreement to sell the Star Iota for gross proceeds of $18.4 million. The Company delivered this vessel to its purchasers on October 6, 2008.

New Charter Party Agreement

The Star Beta has entered into a short term period employment with Brazil’s Companhia Vale do Rio Doce (Vale) for a minimum of two and a maximum of four months at the gross daily rate of $15,500 for the first 50 days and $25,000 for the days beyond 50 plus a repositioning ballast bonus of $525,000.

Currently, the Company has entered into charters that provide for 100% of its operating days in 2008, 74% in 2009 and 64% in 2010 under time charters.

Other Developments

We commenced an arbitration proceeding as complainant against Oldendorff Gmbh & Co. KG of Germany (“Oldendorff”), seeking damages resulting from Oldendorff’s repudiation of a charter relating to the Star Beta. The Star Beta had been time chartered by a subsidiary of the Company to Industrial Carriers Inc. of Ukraine (“ICI”). Under that time charter, ICI was obligated to pay a gross daily charter hire rate of $106,500 until February 2010. In January 2008, ICI sub-chartered the vessel to Oldendorff for one year at a gross daily charter hire rate of $130,000 until February 2009. In October 2008, ICI assigned its rights and obligations under the sub-charter to one of our subsidiaries in exchange for ICI being released from the remaining term of the ICI charter. According to press reports, ICI subsequently filed for protection from its creditors in a Greek insolvency proceeding. Oldendorff notified the Company that it considers the assignment of the sub-charter to be an effective repudiation of the sub-charter by ICI. We believe that the assignment was valid and that Oldendorff has erroneously repudiated the sub-charter.

On November 3, 2008, the U.S Securities and Exchange Commission declared effective a Registration Statement on Form F-3 relating to the resale of shares held by F5 Capital, the nominee of TMT Co. Ltd. (“TMT”). In August 2008, TMT alleged that it had suffered unspecified damages arising from an alleged breach by Star Bulk of a purported obligation under the Master Agreement, dated January 12, 2007. As of the date hereof, no claim has been filed by TMT or any affiliate thereof against Star Bulk.

Share Buyback Program update

Under the share and warrant repurchase program announced on January 24, 2008 we have repurchased as of December 1, 2008, 977,000 shares of common stock for $7,431,748 (average $7.61 per share) and 1,362,500 warrants for $5,474,363 (average $4.02 per warrant). During the third quarter, the we repurchased 700,000 shares of common stock for $5,651,420 (average $8.07 per share). Moreover, during the month of October 2008, we purchased an additional 225,000 shares of common stock for $1,195,702 (average $5.31 per share).

As of the date hereof, we paid an aggregate of $12,906,111 for the repurchased securities leaving $37,093,889 of repurchasing capacity in our $50,000,000 share and warrant buyback program.

Transactions with Related Parties

Interchart Shipping Inc. or Interchart, a company affiliated to Oceanbulk acts as a chartering broker of the Star Zeta, the Star Omicron and the Star Cosmo.  As of December 31, 2007 and September 30, 2008, Star Bulk had an outstanding liability of $0 and $52,000 respectively, to Interchart.  During the nine months ended September 30, 2007 and 2008, the brokerage commission of 1.25% on charter revenue paid to Interchart amounted $0 and $220,000, respectively.

On June 3, 2008, the Company entered into an agreement with a company affiliated with Oceanbulk Maritime, S.A., or the Oceanbulk Affiliate, a company founded by Star Bulk’s Chairman, Mr. Petros Pappas, to acquire the Star Ypsilon, a Capesize drybulk carrier for the aggregate purchase price of $87.2 million, which was the same price that the Oceanbulk Affiliate had paid when it acquired the vessel from an unrelated third party. We entered into a time charter agreement for approximately three years with Vinyl Navigation, a company affiliated with Oceanbulk, to employ the Star Ypsilon at an average daily hire rate of $91,932 following its delivery to us on September 18, 2008. Vinyl Navigation has a back-to-back charter agreement with TMT, a company controlled by a former director of the Company, Mr. Nobu Su, on the same terms as our charter agreement with Vinyl Navigation. No commissions were charged to Star Bulk either on the sale or the chartering of the Star Ypsilon.

STAR BULK CARRIERS CORP.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Balance Sheets
As of December 31, 2007 and September 30, 2008
(Expressed in thousands of U.S. dollars except for share and per share data)
	December 31,	September 30,
	2007	2008
ASSETS
CURRENT ASSETS
Cash and cash equivalents	18,985	4,894
Trade accounts receivable	-	584
Inventories (Note 4)	598	763
Prepaid expenses and other receivables	299	918
Due from related party (Note 3)		4
Due from managers	-	1,068
Vessel held-for-sale (Note 5)	-	16,579
Total Current Assets	19,882	24,810

FIXED ASSETS
Advances for vessels to be acquired	118,242	-
Vessels and other fixed assets, net (Note 5)	262,946	837,299
Total Fixed Assets	381,188	837,299

OTHER NON-CURRENT ASSETS
Deferred finance charges (Note 6)	600	1,478
Due from managers	120	180
Fair value of above market acquired time charter agreements (Note 7)	1,952	15,650
Restricted cash (Note 8)	-	13,010
TOTAL ASSETS	403,742	892,427

LIABILITIES & STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long term debt (Note 8)	-	44,500
Accounts payable	168	2,497
Due to related party (Note 3)	480	1,112
Accrued liabilities	1,493	5,808
Due to managers	-	115
Deferred revenue	916	4,110
Total Current Liabilities	3,057	58,142

NON-CURRENT LIABILITIES
Long term debt (Note 8)	-	260,500
Fair value of below market acquired time charter agreements (Note 7)	25,307	51,872
Deferred revenue	-	1,717
Other non-current liabilities	-	43
Total Non-current Liabilities	25,307	314,132

STOCKHOLDERS’ EQUITY
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2007 and September 30, 2008 (Note 9)	-	-
Common Stock, $0.01 par value, 100,000,000 shares authorized; 42,516,433 and 54,652,400 shares issued and outstanding at December 31, 2007 and September 30, 2008, respectively (Note 9)	425	546
Additional paid in capital (Note 9)	368,454	472,384
Retained earnings	6,499	47,223
Total Stockholders’ Equity	375,378	520,153
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	403,742	892,427

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Income
For the nine months ended September 30, 2007 and 2008
(Expressed in thousands of U.S. dollars except for share and per share data)
	Nine months Ended September 30,
	2007	2008

REVENUES:
Voyage revenues	-	166,100

Voyage expenses	-	2,743
Vessel operating expenses	-	19,746
Drydocking expenses	-	7,229
Depreciation (Note 5)	2	35,039
Management fees	-	675
Management fees-related party	-	392
Vessel impairment loss (Note 5)	-	3,625
General and administrative expenses	1,704	8,126
Operating (loss) income	(1,706)	88,525

Interest and finance costs (Note 8)	-	(5,859)
Interest income	3,503	893
Other	-	(22)
Total other income (expenses), net	3,503	(4,988)

Net income	1,797	83,537

Earnings per share, basic (Note 10)	0.06	1.63
Earnings per share, diluted (Note 10)	0.06	1.54

Weighted average number of shares outstanding, basic	29,026,924	51,201,845
Weighted average number of shares outstanding, diluted	29,026,924	54,200,802

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30, 2007 and 2008
(Expressed in thousands of U.S. dollars)

	Nine months Ended September 30,
	2007	2008

Cash Flows from Operating Activities:
Net income	1,797	83,537
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation	2	35,039
Amortization of fair value of above market acquired time charter agreements	-	727
Amortization of fair value of below market acquired time charter agreements	-	(52,538)
Amortization of deferred finance charges	-	147
Vessel impairment loss	-	3,625
Stock – based compensation	-	2,658
Other non cash charges	-	43
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Value of trust account	(4,944)	-
Trade accounts receivable	-	(584)
Inventories	-	(165)
Prepaid expenses and other receivables	31	(619)
Due from related party	-	(4)
Due from Managers	-	(1,128)
Increase/(Decrease) in:
Accounts payable	(209)	2,329
Due to related party	-	632
Accrued liabilities	-	4,967
Due to Managers	-	115
Income taxes payable	(207)	-
Deferred interest	1,714	-
Deferred revenue	-	4,911
Net cash (used in)/ provided by Operating Activities	(1,816)	83,692

Cash Flows from Investing Activities:
Additions to vessel cost and office equipment	(11)	(413,354)
Cash paid for above market acquired time charter		(14,425)
Increase in restricted cash	-	(13,010)
Net cash used in Investing Activities	(11)	(440,789)

Cash Flows from Financing Activities:
Proceeds from bank loan	-	317,500
Bank loan repayment	-	(12,500)
Proceeds from exercise of warrants	-	94,155
Repurchase of shares and warrants	-	(11,710)
Financing costs paid	-	(1,625)
Cash dividend	-	(42,814)
Net cash provided by Financing Activities	-	343,006

Net (decrease) in cash and cash equivalents	(1,827)	(14,091)
Cash and cash equivalents at beginning of period	2,118	18,985
Cash and cash equivalents at end of period	291	4,894
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest payments	-	4,896
Non-cash items:
Accrual of deferred costs	785	-
Issue of common stock at fair value for delivery of vessels	-	18,946
Fair value of below market acquired time charter agreements	-	79,104

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Star Bulk Carriers Corp. (“Star Bulk”) and its subsidiaries (Star Bulk and its subsidiaries are hereinafter collectively referred to as the “Company”) and have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2008 are not necessarily indicative of the results that might be expected for the fiscal year ended December 31, 2008.

The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the Company’s audited consolidated financial statements and footnotes thereto as of and for the year ended December 31, 2007 included in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 30, 2008.

On November 30, 2007, Star Maritime Acquisition Corp. (“Star Maritime”) incorporated in the state of Delaware, merged into its wholly-owned subsidiary at the time, Star Bulk, a company incorporated in Marshall Islands, with Star Bulk being the surviving entity. This merger is referred to as the “Redomiciliation Merger” or the “Merger.”

The accompanying unaudited interim condensed consolidated financial statements for the period from January 1, 2007 to September 30, 2007 include the accounts of Star Maritime and its wholly owned subsidiaries.

Star Bulk was incorporated on December 13, 2006 under the laws of the Marshall Islands and is the sole owner of all of the outstanding shares of Star Bulk Management Inc. and the ship-owning subsidiaries as set forth below.

Star Maritime was organized on May 13, 2005 as a blank check company.  On December 21, 2005, Star Maritime consummated its initial public offering of 18,867,500 units, at a price of $10.00 per unit, each unit consisting of one share of Star Maritime common stock and one warrant to purchase one share of Star Maritime common stock at an exercise price of $8.00 per share.  The entire gross proceeds of the initial public offering amounting to $188,675 were deposited in a trust account.

On January 12, 2007, Star Maritime and Star Bulk entered into definitive agreements (the “Master Agreement”) to acquire a fleet of eight drybulk carriers (the “Transaction”) from certain subsidiaries of TMT Co. Ltd. (“TMT”), a shipping company headquartered in Taiwan.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information-(continued):

These eight drybulk carriers are referred to as the initial fleet, or initial vessels. The aggregate purchase price specified in the Master Agreement for the initial fleet was $224,500 in cash and 12,537,645 shares of common stock of Star Bulk. As additional consideration for initial vessels, 1,606,962 shares of common stock of Star Bulk will be issued to TMT in two installments as follows: (i) 803,481 additional shares of Star Bulk’s common stock, no more than 10 business days following Star Bulk’s filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2007, and (ii) 803,481 additional shares of Star Bulk’s common stock, no more than 10 business days following the filing of Star Bulk’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

On November 27, 2007 the Company obtained shareholder approval for the acquisition of the initial fleet and for affecting the Redomiciliation Merger, which became effective on November 30, 2007. The shares of Star Maritime were exchanged on one-for-one basis with shares of Star Bulk and Star Bulk assumed the outstanding warrants of Star Maritime. Subsequently, Star Maritime shares ceased trading on Amex.

In addition, upon completion of the Redomiciliation Merger, all Trust Account proceeds were released to the Company to complete the Transaction in accordance with the terms and conditions of the Master Agreement.  Star Bulk shares and warrants started trading on the Nasdaq Global Market on December 3, 2007 under the ticker symbols SBLK and SBLKW, respectively.  Immediately following the effective date of the Redomiciliation Merger, TMT and its affiliates owned 30.2% of Star Bulk’s outstanding common stock.

The Company began operations on December 3, 2007.  By the end of March 2008, Star Bulk had taken delivery all of its eight initial vessels.  Additionally, on December 3, 2007, the Company contracted to acquire an additional Supramax vessel, the Star Kappa from TMT, which was delivered to the Company on December 14, 2007.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information-(continued):

Below is the list of the Company’s wholly owned ship-owning subsidiaries as of September 30, 2008:

Wholly Owned Subsidiaries	Vessels Acquired	DWT	Date Delivered	Year built

Star Bulk Management Inc.	-	-	-	-

Vessels in operation at September 30, 2008

Star Epsilon LLC	Star Epsilon*	52,402	December 3, 2007	2001
Star Theta LLC	Star Theta*	52,425	December 6, 2007	2003
Star Kappa LLC	Star Kappa	52,055	December 14, 2007	2001
Star Beta LLC	Star Beta*	174,691	December 28, 2007	1993
Star Zeta LLC	Star Zeta*	52,994	January 2, 2008	2003
Star Delta LLC	Star Delta*	52,434	January 2, 2008	2000
Star Gamma LLC	Star Gamma*	53,098	January 4, 2008	2002
Star Alpha LLC	Star Alpha*	175,075	January 9, 2008	1992
Star Iota LLC	Star Iota**	78,585	March 7, 2008	1983
Lamda LLC	Star Sigma	184,403	April 15, 2008	1991
Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
Star Cosmo LLC	Star Cosmo	52,247	July 1, 2008	2005
Star Ypsilon LLC	Star Ypsilon	150,940	September 18, 2008	1991

*	Initial fleet or initial vessels

**
On April 24, 2008, the Company entered into an agreement to sell the Star Iota (which was a vessel in our initial fleet) for gross proceeds of $18.4 million. As of September 30, 2008, the vessel was classified as held for sale (Note 5). The vessel was delivered to its purchasers on October 6, 2008.

2.       Adoption of New Accounting Standards:

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recognized in earnings.  SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007.  The adoption of SFAS 159 did not have a material impact on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS 157”). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but applies under other accounting

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Adoption of New Accounting Standards-(continued):

pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  In February 2008, the FASB issued FSP 157-2, Effective Date of FASB Statement 157, which deferred the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis to fiscal years beginning after November 15, 2008.  Neither SFAS 157, nor FSP 157-2 adoption will have a material impact on the Company’s financial statements.

3.       Transactions with Related Parties:

Transactions and balances with related parties are analyzed as follows:

	December 31, 2007	September 30, 2008
Assets
Combine Marine S.A. (b)	$-	$3
Oceanbulk Maritime, S.A.(c)	-	1
Total assets	$-	$4

Liabilities
TMT Co ltd. (a)	$480	$1,060
Interchart Shipping Inc. (d)	-	52
Total Liabilities	$480	$1,112

(a) TMT Co. Ltd.:  Under the Master Agreement (Note 1) the Company issued to TMT 12,537,645 shares of Star Bulk’s common stock representing the stock consideration portion of the aggregate purchase price of initial vessels and agreed to issue to TMT the additional stock consideration of 1,606,962 common shares of Star Bulk in 2008 and 2009. As of July 17, 2008, the Company issued 803,481 shares of its common stock to TMT pursuant to the terms of the Master Agreement.  Under the Master Agreement, TMT also had the right to require Star Bulk to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, TMT has the ability to exercise certain piggyback registration rights.

Under the Master Agreement, as of December 31, 2007, Star Bulk took delivery of three vessels of its initial fleet as indicated in Note 1.  During the nine months ended September 30, 2008, Star Bulk took delivery of the remaining five vessels of its initial fleet as indicated in Note 1.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties-(continued):

Star Gamma LLC, a wholly-owned subsidiary of Star Bulk, entered into a time charter agreement dated, February 23, 2007, with TMT for the Star Gamma . The charter rate for the Star Gamma is $28.5 per day for a term of one year. Star Iota LLC, a wholly-owned subsidiary of Star Bulk, entered into a time charter agreement, dated February 26, 2007, with TMT for the Star Iota. The charter rate for the Star Iota is $18 per day for a term of one year.  The Company sold the Star Iota to an unrelated third party pursuant to a memorandum of agreement dated April 24, 2008 (See Note 13(a)).

As of December 31, 2007 Star Bulk had an outstanding balance of $480 (liability) representing bunker and lubricants on board payable from Star Bulk.  As of September 30, 2008 Star Bulk had outstanding balance of $1,060 with TMT mainly representing unpaid bunkers payable to TMT.  For the nine months ended September 30, 2008 the Company earned $10,310 of net revenue under the time charter party agreements with TMT.

(b)  Combine Marine S.A., or Combine:  Under an agreement dated May 4, 2007, Star Bulk appointed Combine, a company affiliated with Messrs. Tsirigakis, Pappas and Christos Anagnostou, as interim manager of the vessels in the initial fleet. Under the agreement, Combine provides interim technical management and associated services, including legal services, to the vessels starting with their delivery to Star Bulk, and also provides such services and shore personnel prior to and during vessel delivery to Star Bulk in exchange for a flat fee of $10 per vessel prior to delivery of the initial fleet and at a daily fee of $450 U.S. dollars per vessel after vessel’s delivery and during the term of the agreement. Combine is entitled to be reimbursed by Star Bulk for out-of-pocket expenses incurred by Combine while managing the vessels and is obligated to provide Star Bulk with the full benefit of all discounts and rebates available to Combine. The term of the agreement is for one year from the date of delivery of each vessel. Either party may terminate the agreement upon thirty days’ notice. During the nine month period ended September 30, 2008, the Star Sigma, the Star Gamma, and the Star Zeta were managed by Combine. As of September 30, 2008, none of the Company’s vessels were managed by Combine.

As of December 31, 2007 and September 30, 2008 Star Bulk has an outstanding receivable balance of $0 and $3 respectively from Combine.  During the nine months ended September 30, 2007 and 2008 Combine charged $0 and $1,917 respectively for technical management services.

(c) Oceanbulk Maritime, S.A., or Oceanbulk:  Mr. Petros Pappas, one of the Company’s directors, is also the Honorary Chairman of Oceanbulk, a ship management company of drybulk vessels. Star Bulk’s Chief Executive Officer, Mr. Prokopios (Akis) Tsirigakis, as well as one of its former officers, Mr. Christos Anagnostou had been employees of Oceanbulk until November 30, 2007.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties-(continued):

On June 3, 2008, the Company entered into an agreement with a company affiliated with Oceanbulk Maritime, S.A., or the Oceanbulk Affiliate, a company founded by Star Bulk’s Chairman, Mr. Petros Pappas, to acquire the Star Ypsilon, a Capesize drybulk carrier for the aggregate purchase price of $87.2 million, which was the same price that the Oceanbulk Affiliate had paid when it acquired the vessel from an unrelated third party. We entered into a three year or about time charter agreement with Vinyl Navigation, a company affiliated with Oceanbulk, to employ the Star Ypsilon at an average daily hire rate of $91,932 following its delivery to us on September 18, 2008. Vinyl Navigation has a back-to-back charter agreement with TMT, a company controlled by a former director of the Company, Mr. Nobu Su, on the same terms as our charter agreement with Vinyl Navigation. No commissions were charged to Star Bulk either on the sale or the chartering of the Star Ypsilon (Note 5). As of December 31, 2007 and September 30, 2008 Star Bulk has an outstanding receivable balance of $0 and $1 respectively from Oceanbulk.

(d) Interchart Shipping Inc. or Interchart:  Interchart –a company affiliated to Oceanbulk- acting as a chartering broker of Star Zeta, Star Omicron and Star Cosmo.  As of December 31, 2007 and September 30, 2008 Star Bulk had an outstanding liability of $0 and $52 respectively to Interchart.  During the nine months ended September 30, 2007 and 2008 the brokerage commission of 1.25% on charter revenue paid to Interchart amounted $0 and $220, respectively.

(e)  Consultancy Agreements:  On October 3, 2007, Star Bulk entered into separate consulting agreements with companies owned and controlled by its Chief Executive Officer and its Chief Financial Officer, for the services provided by the Chief Executive Officer and the Chief Financial Officer, respectively. Each of these agreements is for a term of three years unless terminated earlier in accordance with the terms and conditions of such agreements. Under the consulting agreements, each company controlled by the Chief Executive Officer and the Chief Financial Officer is expected to receive an annual consulting fee of €370 (approx. $531) and €250 (approx. $359) respectively, commencing on the date of the Merger on a pro-rata basis.

Additionally, the Chief Executive Officer and the Chief Financial Officer are entitled to receive benefits under each of their consultancy agreements, among others, including an annual discretionary bonus, to be determined by Star Bulk’s board of directors in its sole discretion.  The related expenses for the nine months ended September 30, 2007 and 2008 were $0 and $749, respectively and are included under general and administrative expenses.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.       Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Decemeber 31, 2007	September 30, 2008

Lubricants	$318	$763
Bunkers	280	-
Total	$598	$763

5.       Vessels and other fixed assets, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Other fixed asset cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2007	$263,585	106	(745)	$262,946
Vessel held for sale (Note 13)	(20,204)	-	-	(20,204)
-Vessel acquisitions	629,271	-	-	629,271
-Other fixed assets acquisitions	-	325	-	325
- Depreciation	-	-	(35,039)	(35,039)
Balance, September 30, 2008	$872,652	431	(35,784)	$837,299

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.       Vessels and other fixed assets, net-(continued):

The following table shows the vessels from the initial fleet (Note 1) that were delivered to the Company in the first quarter of 2008 and the respective dates that such deliveries took place:

Vessel	Date of Delivery

Star Zeta	January 2, 2008
Star Delta	January 2, 2008
Star Gamma	January 4, 2008
Star Alpha	January 9, 2008
Star Iota	March 7, 2008

In addition to taking delivery of the remaining vessels in the initial fleet, the Company entered into the following transactions to continue the expansion of the fleet.

On January 22, 2008 the Company concluded a Memorandum of Agreement for the acquisition of the Capesize drybulk carrier vessel Star Sigma, for $83,740.  The vessel was delivered to the Company on April 15, 2008.

On March 11, 2008, the Company concluded a Memorandum of Agreement for the acquisition of the Supramax dry bulk carrier vessel Star Omicron for $72,000.  The vessel was delivered to the Company on April 17, 2008.

On May 22, 2008, the Company concluded a Memorandum of Agreement for the acquisition of the Supramax drybulk carrier vessel Star Cosmo for $68,800.  The vessel was delivered to the Company on July 1, 2008.

On June 3, 2008, the Company concluded a Memorandum of Agreement for the acquisition of the Capesize drybulk carrier vessel Star Ypsilon for $87,180. The vessel was delivered to the Company on September 18, 2008. (Note 3)

As of September 30, 2008 the vessel Star Iota was classified as an asset held for sale and recorded at the lower of its carrying amount or fair value less cost to sell.  The resulting impairment loss of $3,625 was recorded in the nine months ended September 30, 2008. (Note 13)

6.       Deferred finance charges:

Deferred charges comprise deferred financing costs, consisting of fees and commissions associated with obtaining loan facilities and amortized to interest and finance costs over the life of the related debt using the effective interest rate method over the life of the related debt. On December 27, 2007, April 14 (amended September 18), and July 1, 2008  the Company entered into loan agreements for an amount up to $317,500 ($305,000, as amended, Note 8) in aggregate, resulting in the deferral of the associated loan management fees amounting to $1,625.  Amortization for the nine months ended September 30, 2008 amounted to $147 and is included under interest and finance costs.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.       Fair value of below/above market acquired time charter agreements:

The fair value of the time charters acquired at below/above fair market charter rates on the acquisition of the vessels is summarized below.  These amounts are amortized on a straight-line basis to the end of each charter period.  An amount of $51,811 was amortized to voyage revenues for the nine months ended September 30, 2008.

Vessel	Charter End Date	Fair value of aquired time charter	Balance December 31, 2007	Amortization for the Nine months ending September 30, 2008	Balance as at September 30, 2008

Fair value of below market acquired time charter
Star Epsilon	March 15, 2009	14,375	13,486	8,398	5,088
Star Theta	June 16, 2009	12,397	11,820	6,076	5,744
Star Alpha	October 5, 2009	47,006	-	19,591	27,415
Star Delta	May 7, 2009	13,829	-	7,653	6,176
Star Gamma	February 14, 2009	11,663	-	7,732	3,931
Star Zeta	April 20, 2008	2,746	-	2,746	-
Star Cosmo	May 1, 2011	3,860		342	3,518
Total		105,876	25,306	52,538	51,872

Fair value of above market acquired time charter
Star Kappa	August 24, 2010	1,980	1,952	553	1,399
Star Ypsilon	July 4, 2011	14,425		174	14,251
Total		16,405	1,952	727	15,650

8.       Long-term Debt:

On December 27, 2007 the Company entered into a loan agreement of up to $ 120,000 in order to partly finance the acquisition cost of the secondhand vessels, Star Gamma, Star Delta, Star Epsilon, Star Zeta, and Star Theta. The loan bears interest at Libor plus a margin and is repayable in twenty-eight quarterly installments through December 2016.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.       Long-term Debt-(continued):

On April 14, 2008, the Company entered into a term loan agreement with Piraeus Bank A.E. which was subsequently amended on April 17, 2008 and September 18, 2008.  Under the amended terms, the agreement provides for a term loan of $150.0 million to partially finance the acquisition of the Star Omicron, the Star Sigma and Star Ypsilon.  The amounts drawn under this loan agreement are secured by first priority mortgages over the Star Omicron, the Star Beta, and the Star Sigma. The loan bears interest at Libor plus a margin and is repayable in twenty-four quarterly installments through September 2014 On, July 1, 2008 the Company concluded a loan agreement of up to $35,000 with Piraeus Bank A.E. in order to partly finance the acquisition cost of vessel Star Cosmo.  The full amount of the loan was drawn down on that date.  The loan bears interest at Libor plus a margin and is repayable in twenty-four quarterly installments through July 2014.

The above loans are secured by a first priority mortgage over the related vessels, corporate guarantee, and a first assignment of all freights, earnings, insurances and requisition compensation.  The loan contains covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank’s prior consent as well as certain financial covenants relating to the Company’s financial position, operating performance and liquidity.  In addition, the Company must maintain minimum cash deposits, as defined in the loan agreement an amount equal to $10,000 or $1,000 per vessel, whichever is greater.

The principal payments required to be made after September 30, 2008, are as follows:

12 months ending	Amount
September, 30, 2009	$44,500
September, 30, 2010	60,650
September, 30, 2011	35,600
September, 30, 2012	27,200
September, 30, 2013	23,800
September 30, 2014 and thereafter	113,250
Total	$305,000

Interest expense for the nine months ended September 30, 2008 amounting to $5,629, amortization of deferred finance fees amounting to $147 and other finance fees amounting to $83 are included under “Interest and finance costs” in the accompanying interim condensed consolidated statements of income.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.       Preferred, Common stock and Additional paid in capital:

Preferred Stock: Star Bulk is authorized to issue up to 25,000,000 shares of preferred stock, $0.01 par value with such designations, as voting, and other rights and preferences, as  determined by the Board of Directors.

Common Stock: Star Bulk is authorized to issue 100,000,000 shares of common stock, par value $0.01.

On December 31, 2007, and September 30, 2008 Star Bulk had outstanding 42,516,433 and 54,652,400 shares of common stock, respectively.

Warrants:  On the date of consummation of the Redomiciliation Merger, Star Bulk had 20,000,000 shares of common stock reserved for issuance upon the exercise of the warrants. Each outstanding Star Maritime warrant was assumed by Star Bulk with the same terms and restrictions except that each would be exercisable for common stock of Star Bulk.  Following the effectiveness of the Redomiciliation Merger, the warrants became exercisable and warrant holders exercised their right to purchase shares of the Company’s common stock. Star Bulk as of December 2007 and September 30, 2008 received a total of $7,534 and $94,155 respectively, representing 951,864 and 11,769,486 warrants respectively, at $8.00 per warrant exercised. The Company issued 951,864 and 11,769,486 of common stock upon the exercise of the warrants.  The warrants will expire on December 16, 2009.  There is no cashless settlement option for the Warrants.

Share and Warrant re-purchase plan:  Following the consummation of the Redomiciliation Merger, the Company during the nine months ended September 30, 2008 announced a repurchase plan of shares and warrants of up to an aggregate value of $50,000.  As at September 30, 2008 an amount of 752,000 shares and an amount of 1,362,500 warrants had been repurchased.  The Company paid $6,237 for the shares and $5,473 for the above mentioned warrants.

Transfer of Shares and Warrants from Directors:  On March 24, 2008, Mr. Tsirigakis, our President and Chief Executive Officer transferred in a private transaction an aggregate of 2,473,893 of his Star Bulk common shares and 300,000 of his Star Bulk warrants to Mr. Petros Pappas, the Company’s Chairman.

On March 24, 2008, Mr. George Syllantavos, our Chief Financial Officer and Secretary transferred in a private transaction an aggregate of 981,524 of his Star Bulk common shares and 102,500 of his Star Bulk warrants to Mr. Petros Pappas, the Company’s Chairman.

Declaration of dividends: On February 14, 2008, the Company declared dividends amounting to $4,599 or $0.10 per share paid on February 28, 2008, to the shareholders of record as of February 25, 2008.

On April 16, 2008, the Company declared dividends amounting to $18,844 or $0.35 per share paid on May 23, 2008, to the shareholders of record as of May 16, 2008.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.       Preferred, Common stock and Additional paid in capital-(continued):

On July 29, 2008, the Company declared dividend amounting to $19,371 of $0.35 per share paid on August 18, 2008, to the shareholders of record as of August 8, 2008.

Equity Incentive Plan

On February 8, 2007 the Company’s Board of Directors approved the terms and provisions of the Company’s Equity Incentive Plan (the Plan). Star Bulk has reserved a total of 2,000,000 shares of common stock for issuance under the plan.

From December, 2007 until March 2008 the Company granted to its Chief Executive Officer, its Chief Financial Officer, and one of its directors an aggregate of 315,000 restricted shares of Star Bulk common stock.  A portion of the shares will vest periodically and the shares will be fully vested by 2010.

Total compensation cost of $2,658 was recognized and included under General and administrative expenses in the accompanying unaudited interim condensed consolidated income statement for the nine months ended September 30, 2008.

As of September 30, 2008, there were a total of 185,000 unvested shares and $1,398 of total unrecognized compensation cost related to non-vested restricted stock awards, which is expected to be recognized as compensation expense over a weighted average period of 0.65 years.

10.     Earnings per Share:

The Company calculates basic and diluted earnings per share as follows:

	Nine months ended September 30,
	2007	2008
Income:
Net income	1,797	83,537

Basic earnings per share:
Weighted average common shares outstanding, basic	29,026,924	51,201,845
Basic earnings per share	0.06	1.63

Effect of dilutive securities:
Dilutive effect of Warrants	-	2,998,957
Weighted average common shares outstanding, diluted	29,026,924	54,200,802
Diluted earnings per share	0.06	1.54

During the nine months ended September 30, 2008, 11,769,486 (Note 9) warrants were exercised.  At September 30, 2008, a total of 5,916,150 warrants were outstanding at an exercise price of $8 per warrant.  The exercise price of warrants was below the average market price of the Company’s shares during the nine months ended September 30, 2008.  Consequently, the Company’s warrants were dilutive and included in the computation of the diluted weighted average common shares outstanding.  The weighted average diluted common shares outstanding for the nine months period ended September 30, 2008 excludes the effect of 185,000 of unvested restricted shares because their effect would be anti-dilutive.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.     Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. Up to $1 billion of the liabilities associated with the individual vessels’ actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club Insurance.

In April 2008, the Company entered into a twelve-year cancelable operating lease for its new office facilities until April 2020 payable in Euros.  Monthly lease payments for the first year are $20.8 (14.5 Euros).  After the first year, our monthly lease payments are adjusted annually to the inflation rate estimated at 3%. As of September 30, 2008, the Euro to U.S. dollar exchange rate was 1.44 to 1.

Future rental commitments are payable as follows:

12 months ending	Amount
September 30, 2009	$267
September 30, 2010	273
September 30, 2011	281
September 30, 2012	289
September 30, 2013	298
September 30, 2014 and thereafter	2,445
Total	$3,853

Future minimum contractual charter revenue, based on vessels committed to noncancelable, long-term time charter contracts as of September 30, 2008 will be:

12 months ending	Amount
September 30, 2009	$185,872
September 30, 2010	150,230
September 30, 2011	83,380
September 30, 2012	23,462
September 30, 2013	11,826
September 30, 2014	4,018
Total	$458,788

These amounts do not include any scheduled off–hire.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.     Subsequent Events:

a. Sale of a vessel-delivery: On April 24, 2008, the Company entered into an agreement to sell the Star Iota for gross proceeds of $18.4 million. The Company delivered this vessel to its purchasers on October 6, 2008.

b. Board Member resignation: On October 20, 2008, Mr. Nobu Su resigned from the board of directors of Star Bulk with immediate effect.

c. Dispute relating to change in the employment status of a Capesize vessel: The Company commenced an arbitration proceeding as complainant against Oldendorff Gmbh & Co. KG of Germany (“Oldendorff”), seeking damages resulting from Oldendorff’s repudiation of a charter relating to the Star Beta. The Star Beta had been time chartered by a subsidiary of the Company to Industrial Carriers Inc. of Ukraine (“ICI”). Under that time charter, ICI was obligated to pay a gross daily charter hire rate of $106,500 until February 2010. In January 2008, ICI sub-chartered the vessel to Oldendorff for one year at a gross daily charter hire rate of $130,000 until February 2009. In October 2008, ICI assigned its rights and obligations under the sub-charter to one of our subsidiaries in exchange for ICI being released from the remaining term of the ICI charter. According to press reports, ICI subsequently filed for protection from its creditors in a Greek insolvency proceeding. Oldendorff notified the Company that it considers the assignment of the sub-charter to be an effective repudiation of the sub-charter by ICI. The Company believes that the assignment was valid and that Oldendorff has erroneously repudiated the sub-charter.

d. Effective Resale Registration Statement: On November 3, 2008, the U.S Securities and Exchange Commission declared effective a Registration Statement on Form F-3 relating to the resale of shares held by F5 Capital, the nominee of TMT. In August 2008, TMT alleged that it had suffered unspecified damages arising from an alleged breach by Star Bulk of a purported obligation under the Master Agreement, dated January 12, 2007. As of the date hereof, no claim has been filed by TMT or any affiliate thereof against Star Bulk.

e. Shares Repurchased: As of December 1, 2008, the Company repurchased under its repurchase plan an additional 225,000 shares of its common stock at an aggregate purchase price of $1,196.

f. Declaration of dividends: On November 17, 2008, the Company declared a cash and stock dividend on its common stock totaling $0.36 per common share consisting of a cash portion in the amount of $0.18 per share with the remaining half of the dividend payable in the form of 4,255,095 newly issued common shares.  The number of shares to be issued as the stock portion of the dividend is based on the volume weighted average price of Star Bulk’s common shares on the Nasdaq Global Market during the five trading days before November 25, 2008 which was $2.30 per share. The dividend will be payable on or about December 5, 2008 to stockholders of record on November 28, 2008.  Management and directors have committed to reinvest the cash portion of their dividend into newly issued shares in a private placement at the same weighted average price, thereby electing to effectively receive the full amount of their dividend in the form of newly issued shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Star Bulk Carriers Corp.

Dated: December 3, 2008	By:	/s/ Prokopios Tsirigakis
	Name:	Prokopios Tsirigakis
	Title:	Chief Executive Officer and President

SK 25767 0001 942455 v2